UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 18)

SPARK THERAPEUTICS, INC.

(Name of Subject Company)

022019 MERGER SUBSIDIARY, INC.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

84652J103

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,805,265,563.50	$582,398.19
*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 38,053,350 outstanding shares (“Shares”) of common stock of Spark Therapeutics, Inc., of which 8,750 were restricted shares and (B) $114.50 (the “Offer Price”); (ii) the product of (A) 4,157,775 Shares subject to issuance pursuant to Spark Stock Options granted and outstanding under the Spark Equity Incentive Plans and (B) $71.74, which is the difference between the $114.50 per share tender offer price and $42.76, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 1,287,829 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer Price; and (iv) the product of (A) 21,151 Shares which are estimated to be subject to outstanding purchase rights under the 2015 Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the NASDAQ Global Select Market on the last day of the offering period in effect under the 2015 Employee Stock Purchase Plan on May 31, 2019 was equal to the Offer Price) and (B) the Offer Price.

The foregoing figures have been provided by Spark Therapeutics, Inc. to the Offeror and Parent of Offeror and are as of February 28, 2019, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$582,398.19	Filing Party:	Roche Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 7, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 18 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2019 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by 022019 Merger Subsidiary, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc. (“Parent”), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share of Spark Therapeutics, Inc. (“Spark”), a Delaware corporation, at $114.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on Monday, December 16, 2019. The Depositary for the Offer has indicated that a total of 23,276,342 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 60.4% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered for 6,470,331 Shares, representing approximately 16.8% of the outstanding Shares. The number of Shares tendered (excluding Shares presented pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered that have not yet been “received” as defined in Section 251(h) of the DGCL) satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On December 17, 2019, Parent completed its acquisition of Spark pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into Spark in accordance with Section 251(h) of the DGCL, with Spark surviving as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive $114.50 per Share in cash, without interest but subject to any required withholding of taxes (which is the same amount per Share paid in the Offer) other than (i) treasury Shares held by Spark and any Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent and (ii) Shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her Shares. Instructions outlining the steps to be taken to obtain the Merger Consideration will be mailed to Spark stockholders who did not tender their Shares in the Offer.

Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(xxxi)          Media Release issued by Roche Holdings, Inc., dated December 17, 2019

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2019

022019 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of March 7, 2019.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on March 7, 2019.

(a)(5)(i)*	Media Release issued by Spark Therapeutics, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(a)(5)(ii)*	Email sent to Spark Therapeutics, Inc. employees from Jeffrey Marrazzo, CEO of Spark Therapeutics, Inc., dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-88577) filed with the Commission on February 25, 2019).

(a)(5)(iii)*	Spark Therapeutics, Inc. Current Report on Form 8-K dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(a)(5)(iv)*	Social media post by Spark Therapeutics, Inc. on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(v)*	Social media post by Jeffrey D. Marrazzo, the Company’s Chief Executive Officer, on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(vi)*	Q&A provided to employees of Spark Therapeutics, Inc. on February 25, 2019 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(vii)*	Media Release issued by Roche Holdings, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).

(a)(5)(viii)*	Key Messages and Q&A dated February 25, 2019 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).

(a)(5)(ix)*	Roche Press Release announcing the commencement of the Offer, dated as of March 7, 2019.

(a)(5)(x)*	Complaint filed as of March 7, 2019 (Wang v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00479)

(a)(5)(xi)*	Complaint filed as of March 11, 2019 (Kent v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00485)

(a)(5)(xii)*	Complaint filed as of March 18, 2019 (Newman v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00528)

Exhibit No.	Description

(a)(5)(xiii)*	Complaint filed as of March 20, 2019 (Gomez v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-02487)

(a)(5)(xiv)*	Media Release issued by Roche Holdings, Inc., dated April 3, 2019

(a)(5)(xv)*	Withdrawal and Refiling Q&A dated April 3, 2019.

(a)(5)(xvi)*	Media Release issued by Roche Holdings, Inc., dated April 26, 2019.

(a)(5)(xvii)*	Complaint filed as of April 18, 2019 (Grant v. Bennett, et al., Case No. 1:19-cv-02615).

(a)(5)(xviii)*	Withdrawal and Refiling Q&A dated April 26, 2019.

(a)(5)(xix)*	Media Release issued by Roche Holdings, Inc., dated May 14, 2019.

(a)(5)(xx)*	Second Request Q&A dated June 10, 2019.

(a)(5)(xxi)*	Media Release issued by Roche Holdings, Inc., dated June 10, 2019.

(a)(5)(xxii)*	Email sent to Spark Therapeutics, Inc. employees from Dr. Severin Schwan, CEO of Roche Holdings, Inc., dated July 8, 2019.

(a)(5)(xxiii)*	Media Release issued by Roche Holdings, Inc., dated July 31, 2019.

(a)(5)(xxiv)*	Media Release issued by Roche Holdings, Inc., dated September 3, 2019.

(a)(5)(xxv)*	Media Release issued by Roche Holdings, Inc., dated September 30, 2019.

(a)(5)(xxvi)*	Media Release issued by Roche Holdings, Inc., dated October 29, 2019.

(a)(5)(xxvii)*	Media Release issued by Roche Holdings, Inc., dated November 22, 2019.

(a)(5)(xxviii)*	Media Release issued by Roche Holdings, Inc., dated December 9, 2019.

(a)(5)(xxix)*	Media Release issued by Roche Holdings, Inc., dated December 16, 2019.

(a)(5)(xxx)*	Media Release issued by Roche Holdings, Inc., dated December 16, 2019.

(a)(5)(xxxi)	Media Release issued by Roche Holdings, Inc., dated December 17, 2019.

(b)	Not applicable

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of February 22, 2019, by and among Spark Therapeutics, Inc., Roche Holdings, Inc. and 022019 Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(d)(2)*	Confidentiality Agreement, dated as of October 9, 2018, between Roche Holdings, Inc. and Spark Therapeutics, Inc.

(d)(3)*	Amendment No. 1 to Agreement and Plan of Merger, dated July 5, 2019, by and among Roche Holdings, Inc., 022019 Merger Subsidiary, Inc. and Spark Therapeutics, Inc.

Exhibit No.	Description

(e)	Not applicable.

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed previously as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed